

August 11, 2014

Via E-mail
Efraim Grinberg
Chairman of the Board of Directors and
Chief Executive Officer
Movado Group, Inc.
650 From Road, Ste. 375
Paramus, New Jersey 07652-3556

> **Re: Movado Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2014**
> **Filed March 28, 2014**
> **File No. 1-16497**

Dear Mr. Grinberg:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief